                                                Filed pursuant to Rule 424(B)(3)
                                                       Registration No. 333-7593


Merrill Lynch Investment Partners Inc.

[PICTURE APPEARS HERE]


ML Principal
Protection L.P.




Monthly Statement November 1997
-------------------------------

[LOGO OF MERRILL LYNCH] Merrill Lynch

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


                         ML Principal Protection L.P.


Dear Limited Partner,

The Net Asset Value ("NAV") of ML Principal Protection L.P. (the "Fund") increased during November. Please see the accompanying summary financial information for the NAV of your series of Units.

In November, despite the continued economic problems in Asia and their effect on commodity markets that are sensitive to Asian demand, profitable trading in currencies, metals and agriculture offset losses in stock index, energy and interest rate markets.

As global financial markets were fixed on the currency and banking-system problems afflicting the Japanese and Korean economies, the U.S. dollar rose throughout November, eventually climbing to a 5-year high against the Japanese yen on November 26 as currency traders continued to sell the yen in connection with the closing of the Yamaichi Securities Company, the oldest securities firm in Japan. In addition to the Japanese yen, the Canadian dollar also trended downward throughout November, although the Bank of Canada bought Canadian dollars to defend the Canadian currency at month-end in hopes of stemming its drop versus the U.S. dollar. The Swiss franc was more volatile than the Japanese yen and the Canadian dollar, as it surged dramatically on November 7 only to trend downward for the remainder of the month. Currency trading for the Fund recorded strong gains overall for the month.

Just as it had done through most of October, gold fell throughout November, and once again dropped to its lowest levels in over twelve years as the Governor of the Bank of England said that a new European central bank would not need much gold in its reserves. Silver prices, however, rose as robust demand from jewelers and other manufacturers kept United States exchange stockpiles at a 12-year low. In base metals, copper prices fell 3.6 percent on November 18, dropping to the lowest level in more than a year, as output is rising at a time of weaker demand, particularly from Asia. The Fund generated profits in metals trading during the month.

In November, energy prices generally moved sideways early in the month, before trending downward at mid-month. Natural gas prices fell as an industry report showed an unexpected rise in stockpiles, coupled with forecasts for warm weather which raised expectations for ample supplies in the months ahead. As Iraq ordered the expulsion of American arms inspectors, crude oil prices rose briefly, only to fall 3.2% on

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


November 21 after Iraq appeared to retreat from a standoff with the United Nations. Additionally, crude oil, as well as heating oil, fell sharply at month-end on expectations that OPEC will raise its production output at a time of substantial world supplies. Trading in natural gas and heating oil resulted in losses, which offset profits in crude oil.

                    --------------------------------------

The General Partner has determined that there may have been a miscalculation in the interest credited to the Fund for a period prior to November 1996. Accordingly, Merrill Lynch is crediting the Fund's investors. For current Merrill Lynch clients, this credit, which includes compounded interest, will appear on the December 1997 account statements. The total amount of the adjustment is approximately $54,000. The General Partner has determined that interest has been calculated appropriately since November 1996.

                    --------------------------------------

                             Principal Changes at
                        John W. Henry & Company, Inc.

The principals of John W. Henry & Company, Inc. ("JWH(R)") are: John W. Henry, Mark H. Mitchell, David R. Bailin, Elizabeth A.M. Kenton, David M. Kozak, Kevin
S. Koshi, Barry S. Fox, Michael D. Gould, Michael J. Scoyni, Christopher E. Deakins, Chris J. Lautenslager, Edwin B. Twist, Nancy O. Fox, Wendy B. Goodyear, Julius A. Staniewicz, Melanie A. Caldwell and Andrew D. Willard.

Ms. Elizabeth A.M. Kenton is also chief administrative officer of JWH.

Additionally Eilene Nicoll, Paul D. Braica, Kevin J. Treacy, Mark W. Sprankel, Matthew J. Driscoll, Kenneth S. Webster and Michael P. Flannery have been added as principals of JWH. Mr Sprankel, Mr. Driscoll, Mr. Webster and Mr. Flannery are assistant vice presidents of JWH. The biographies of Ms. Nicoll, Mr. Braica and Mr. Treacy are set forth below in full.

Ms. Eilene Nicoll is the vice president of trading administration and a member of the Investment Policy Committee of JWH. Prior to joining JWH in July 1997, Ms. Nicoll was a vice president beginning in January 1997 at Commercial Materials, L.L.C., a newly organized corporation which had not yet begun operations. She was a vice president and director at West Course Capital, Inc., a CTA, from January 1994 until it dissolved in December 1996. At West Course Capital, Inc., Ms. Nicoll was responsible for operations

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


and administration. Prior to joining West Course Capital, Inc., she was a vice president at REFCO, Inc. from May 1991 to December 1993. While at REFCO, Inc., she was also a principal of Nikkhah & Nicoll Asset Management, Inc., a CPO. Ms. Nicoll was at Shearson Lehman Brothers from January 1987 to December 1990 as vice president-futures, and subsequently from January 1991 to May 1991 at Moore Capital Management, Inc. where she was involved in all aspects of the commodity trading advisor business, including administration, marketing, and allocation of proprietary capital. From 1984 through 1986 she was an independent discretionary trader. Ms. Nicoll was employed at Commodities Corporation (USA) N.V. from 1978 to 1984 where she was an assistant vice president. Ms. Nicoll received her B.A. in psychology from Brooklyn College.

Mr. Paul D. Braica, C.P.A. is the managing director of administration and a member of the Operating Committee of JWH. He is also treasurer of JWH Financial Products, Inc. Since joining JWH in April, 1996, Mr. Braica has held positions of increasing responsibility in internal audit, risk management and administration. Prior to joining JWH, he was employed with Ernst & Young LLP as an Auditor from December 1994 to March 1996 and as a Tax Manager from July 1986 to September 1993. From October 1993 to November 1994, he was the director of fund accounting at Organizer Systems, Inc. Mr. Braica received his B.A. in Economics from Gettysburg College, his M.B.A. from Rutgers University and his M.S. in Taxation from Seton Hall University.

Mr. Kevin J. Treacy is a vice president and internal auditor and a member of the Operating Committee of JWH. Prior to joining JWH in September 1997, Mr. Treacy was the chief financial officer of Kenmar Advisory Corp. ("Kenmar"), a registered CPO, from August 1993 to August 1997. While at Kenmar, Mr. Treacy was also a principal of multiple Kenmar affiliates which were registered as CTAs, CPOs and an Introducing Broker. At Kenmar, he was responsible for corporate finance and administration for the firm and its affiliates. Beginning in September 1986, Mr. Treacy worked for E.S. Jacobs & Co., a corporation specializing in leveraged buy outs and venture capital investments, where he held positions of increasing responsibility, lastly as the firm's chief financial officer until July 1993. He received his Bachelor of Commerce and Masters in accounting from University College Dublin.

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


As of December 1, 1997, the Fund's assets were allocated as follows:


Trading Advisor                                            % Allocation
---------------                                            ------------
John W. Henry & Company, Inc.                                   7.56
Chesapeake Capital Corporation                                  7.15
AIS Futures Management LLC                                      5.80
Trendstat Capital Management, Inc.                              5.46
ARA Portfolio Management Company, L.L.C.                        5.44
Millburn Ridgefield Corporation                                 4.57
Quantitative Financial Strategies, Inc.                         3.90
Graham Capital Management, L.P.                                 3.71*
Millennium Global Investments Ltd.                              3.18
Range Wise, Inc.                                                3.16
Hill Financial Group, Ltd.                                      3.13
Allied Irish Capital Management Ltd.                            2.79
Dominion Capital Management, Inc.                               2.57
Grinham Managed Futures Pty Ltd.                                2.50
Fundamental Futures, Inc.                                       1.61
Telesis Management, Inc.                                        1.59
Northfield Trading L.P.                                         1.28
Cash                                                           34.60**
                                                               -----
                                                              100.00

* Graham Capital Management, L.P. is currently managing the Fund's assets allocated to it as if Graham were managing 50% more equity than the capital allocation indicated above.

**   Reflects blended allocations of the different series.

                               1997 Year-to-Date
                         Gross Total Trading Results*
                              Through November 30

Agriculture                                                 $224,209
Currencies                                                 3,300,946
Energy                                                    (1,814,499)
Financial Instruments                                      1,356,810
Metals                                                       596,080
Stock Indices                                                298,236
                                                             -------
Total                                                     $3,961,782
                                                          ----------

*Before deduction of any fees and charges

We would like to take this opportunity to remind U.S. taxpayers that we expect to send 1997 K-1 information in mid-March. Our customer service representatives are available to assist you with any questions you may have, and may be reached at our toll-free number in the U.S.: 1-800-765-0995.

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

After a difficult period of trading in October, the Fund's performance improved during November, as the Trading Advisors capitalized on clearer price trends, particularly in the currency and metals markets.

                                Sincerely,
                                John R. Frawley, Jr.
                                President & Chief Executive Officer
                                Merrill Lynch Investment Partners Inc.
                                (General Partner)


FOR THE EXCLUSIVE USE OF INVESTORS IN ML PRINCIPAL PROTECTION L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

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


                         ML Principal Protection L.P.
                               November 30, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (956,751.66 Units) at October 31, 1997             $ 99,737,625
Net Income/(Loss) for November 1997                                     802,145
Redemptions of 8,301.00 Units                                          (888,896)
                                                                   ------------
Net Asset Value (948,450.66 Units) at November 30, 1997            $ 99,650,874
                                                                   ============
Net Asset Value at November 30, 1997
          Series A Units                                           $     111.50*
                                                                   ============
          Series B Units                                           $     111.91*
                                                                   ============
          Series C Units                                           $     106.03*
                                                                   ============
          Series D Units                                           $     107.78*
                                                                   ============
          Series E Units                                           $     107.25*
                                                                   ============
          Series F Units                                           $     106.90*
                                                                   ============
          Series G Units                                           $     104.43*
                                                                   ============
          Series H Units                                           $     104.52*
                                                                   ============
          Series K Units                                           $     102.16
                                                                   ============
          Series L Units                                           $      99.43
                                                                   ============
          Series M Units                                           $     101.27
                                                                   ============

* The Net Asset Value per Unit does not include the annual distributions paid to Unitholders.

                          Statement of Income/(Loss)

                                                                       November
                                                                       --------
Revenues:
  Realized Profit/(Loss)                                           $    950,950
  Change in Unrealized Profit/(Loss)                                     27,354
                                                                   ------------
Total Trading Results                                                   978,304
  Interest Income                                                       458,466
                                                                   ------------
Total Revenues                                                        1,436,770

Expenses:
  Brokerage Commissions                                                 488,695
  Administrative Fees                                                    13,963
  Allocation of New Profit Share                                        128,031
  Organizational Expenses                                                (4,428)
                                                                   ------------
Total Expenses                                                          626,261
                                                                   ------------
Net Income/(Loss) Before Minority Interest                              810,509
                                                                   ------------
  Minority Interest                                                      (8,364)
                                                                   ------------
Net Income/(Loss)                                                  $    802,145
                                                                   ============

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To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                /s/ Michael A. Karmelin
                                Michael A. Karmelin
                                Chief Financial Officer
                                Merrill Lynch Investment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch  Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0995

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